
August 26, 2022

Yong (David) Yan
Chief Executive Officer
AlphaVest Acquisition Corp.
420 Lexington Ave, Suite 2446
New York, NY 10170

Re: AlphaVest Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted July 28, 2022
CIK No. 0001937891

Dear Mr. Yan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted July 28, 2022

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government

review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

2. We note the enforcement of civil liability section on page 144 refers to the Cayman Islands. To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section, in the forepart of the prospectus, for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.

3. Please include page numbers for cross-references on the cover page and in the summary to the more expansive disclosure.

Cover Page

4. We note that a majority of your executive officers and/or directors are located in or have significant ties to China/Hong Kong, and your disclosure that you are seeking to acquire a company that may be based in China, Hong Kong or Macau (PRC) in an initial business combination. Please disclose this prominently on the prospectus cover page. We also note the disclosure regarding variable interest entity (VIE) contracts. *If true, disclose that these contracts have not been tested in court.* Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your or the target company's post-combination operations and/or a material change in the value of your common stock *or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.* Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or *may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.*

5. Given the risks of doing business in the PRC, please revise the cover page to disclose that the majority of your officers and directors having significant ties with China may make you a less attractive partner to a non-China-based target company than a non-China based SPAC. Please disclose that this may therefore limit the pool of acquisition candidates and make it harder for you to complete an initial business combination with a non-China-

based target company. Specifically discuss the impact this could have upon your search for an initial business combination. Please also state this in the bulleted risks on pages 29-31 and under an appropriate caption in your Risk Factors.

6.   Provide a description of how cash is transferred through your organization and how cash will be transferred through the post-combination organization if you acquire a company based in China. State whether any transfers, dividends, or distributions have been made to date between the company, its subsidiaries, or to investors, and quantify the amounts where applicable.

Summary, page 1

7.   We note your disclosure on page 2 regarding VIEs. Please disclose, if true, that the VIE agreements have not been tested in a court of law.

8.   We note your disclosure on page 11 that you "are currently not required to obtain permission from any of the PRC authorities to operate and issue [your] securities to non-PRC investors." Please disclose how the company reached this determination.

9.   In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risk Factors
If we seek shareholder approval of our initial business combination..., page 38

10.   We note that your initial shareholders and their affiliates may purchase shares from public holders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

U.S. laws and regulations, including the Holding Foreign Companies Accountable Act..., page 82

11.   We note your statements in this risk factor that "we will not undertake an initial business combination with any entity that is based or located in or that conducts its principal business operations in China (including Hong Kong and Macau) or any entity that has as its auditor one that is listed in the PCAOB report." We also note your statement on the cover page of the prospectus that "[b]ecause our management team has a substantial network in the People's Republic of China, including, solely for purposes of this prospectus, Hong Kong, Taiwan and Macau, which we refer to throughout this prospectus collectively as the "PRC" or "China", we may pursue a business combination with a company doing business in China, which may have legal and operational risks associated with such a decision." Please revise to reconcile your disclosures throughout the prospectus as appropriate.

Related Party Transactions, page 98

12.   We note the disclosure regarding TenX Global Capital LP throughout the prospectus. Please address how TenX Global Capital LP is a related party and clarify the related party's position with or relationship with the company.

Officers, Directors and Director Nominees, page 124

13.   Please revise your disclosure regarding the background and history of your executive officers and directors to comply with Item 401(e)(1) of Regulation S-K. Specifically, revise your disclosure to describe the business experience, principal occupations and employment, of the named executive officers and directors during the past five years, including the dates and duration of their employment.

        You may contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: Michael J. Blankenship